Exhibit 12
WYNDHAM DESTINATIONS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2018	2017
Earnings available to cover fixed charges:
Income before income taxes	$272	$262
Less: Income from equity investees	2	1
	270	261
Plus: Fixed charges	186	167
Amortization of capitalized interest	3	4
Less: Capitalized interest	1	1
Earnings available to cover fixed charges	$458	$431
Fixed charges (*):
Interest expense	$170	$151
Capitalized interest	1	1
Interest portion of rental expense	15	15
Total fixed charges	$186	$167
Ratio of earnings to fixed charges	2.46x	2.58x

(*)
Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.

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